Mail Stop 6010   May 5, 2008

Organetix, Inc.
c/o Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006
Attn: Jonathan Shechter

Re: Organetix, Inc.
Preliminary proxy statement filed April 30, 2008
File No. 0-29461

Dear Mr. Shechter:

    This is to advise you that we have monitored the subject filing solely with respect to the issue raised in the following comment.

    We note your discussion regarding an increase in the number of authorized shares of common stock of the company. Please expand the discussion to discuss more completely the potential dilutive impact this could have on current shareholders.

    As appropriate, please amend your filing in response to this comment. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

    Any questions should be directed to Michael Reedich, Special Counsel, at (202) 551-3612.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director